TEEKAY CORPORATION
Teekay Corporation

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton, HM 08

Bermuda

tel: +1 441 298 2530

fax: +1 441 292 3931

www.teekay.com

Mailing Address:

Suite No. 1778

48 Par-la-Ville Road

Hamilton, HM 11

Bermuda

April 5, 2012

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation Form 20-F: For the Fiscal Year Ended December 31, 2010 File No. 001-12874

Dear Lyn Shenk:

We have reviewed your letter to us of February 29, 2012 setting forth the remaining staff comments on the Teekay Corporation (the “Company”) Form 20-F for the fiscal year ended December 31, 2010. This letter responds to the comments made by the staff in your letter.

Critical Accounting Estimates

Vessel Lives and Impairment, page 61

SEC Comment #1

1. Refer to our prior comment 7. In regard to the proposal limiting the revised disclosure to those situations where there is a reasonable possibility that an impairment test will occur in the following 12 months, please revise your disclosure to clarify the facts and circumstances that would give rise to the possibility that an impairment test will occur in the following 12 months versus those situations that do not. It appears to us that your revised disclosure should be similar to the disclosure that was recently proposed for “Vessel Lives and Impairment” within “Critical Accounting Estimates” of your affiliated company Teekay Offshore Partners L.P.

April 5, 2012

Response to Comment #1

We believe the requested disclosure needs to consider (a) the value of expected cash flow from long-term charters or other similar contractual arrangements applicable to certain of the Company’s vessels or (b) the relative strength of some of the Company’s business relative to current asset valuation pressures on conventional oil tankers that trade in the spot market. As a result, we propose to address the requested disclosure for applicable vessels in the Company’s fleet as indicated below.

There are important differences between the Company’s shuttle tanker business, its floating production, storage and offloading (or “FPSO”) business and its liquefied gas business, on the one hand, and its conventional tanker business, on the other hand. Conventional tankers are generally employed on a single voyage, or “spot,” basis or through short-term, fixed-rate time charters or bareboat charters. However, shuttle tankers are primarily subject to long-term, fixed-rate time charters or bareboat charters for a specific offshore oil field, or under long-term contracts of affreightment for various fields. FPSO units are typically subject to long-term contracts, and compensation in some cases for FPSO units is partially tied to oil production. The Company’s liquefied gas carriers are primarily subject to long-term, fixed-rate time charters or bareboat charters. Some of the Company’s conventional oil tankers also operate under long-term, fixed-rate charter contracts. The “market value” of the Company’s shuttle tankers, floating storage and offtake (or “FSO”) units, FPSO units and liquefied gas carriers and certain of the Company’s conventional tankers does not account for the long-term, fixed-rate charters or similar contracts associated with the vessels. As such, we believe providing “market value” for each vessel in the Company’s fleet is unnecessary to understand the realistic impairment risk and may be confusing or misleading to investors. We recognize that a vessel under contract could still become impaired, particularly if the customer is unable to honor its contractual obligations or there is a significant increase in operating costs. However, in our experience, impairment of a vessel subject to a contract with a significant remaining term is rare. Consequently, we believe that the requested disclosure should exclude vessels operating on contracts where the remaining terms of the contracts are significant and the estimated future undiscounted cash flows relating to such contracts and vessels is sufficiently greater than the carrying values of the vessels such that we consider it unlikely an impairment would be recognized in the following year.

We also propose to present information about vessels included in the disclosure on an aggregate basis and according to the segments of our fleet, being the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment and the conventional tanker segment. We believe that this presentation provides adequate information about the Company’s potential impairment risk to investors and highlights the risk by category of vessels, which may be subject to varying market value pressures.

April 5, 2012

In future filings, the Company proposes to revise its disclosure in substantially the form as follows (appropriately updated to reflect results for 2011 and future periods):

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated salvage value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

The following table presents by segment the aggregate market values and carrying values of certain of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2011. Specifically, the following table reflects all such vessels, except those operating on contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely an impairment would be recognized in the following year. Consequently, the vessels included in the following table generally will include those employed on single-voyage, or “spot” charters, as well as those vessels near the end of existing charters or other operational contracts. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

April 5, 2012

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of certain vessels reflected in the following table may be significantly greater than their respective carrying values. Consequently, in these cases the table would not necessarily represent vessels that would likely be impaired in the next twelve months, and the recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. The estimated future undiscounted cash flows of certain other vessels in the following table may only be marginally greater than their respective carrying values. Consequently, in these cases the recognition of an impairment in the future may be more likely given the number of potential events that could result in our reducing our estimate of future undiscounted cash flows.

(in thousands of USD, except number of vessels) Reportable Segment	# Vessels		Market Values (1)		Carrying Values
Shuttle Tanker and FSO Segment	[	]	[	]	[	]
FPSO Segment	[	]	[	]	[	]
Liquefied Gas Segment	[	]	[	]	[	]
Conventional Tanker Segment	[	]	[	]	[	]

(1)	Market values are determined based on second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be highly volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values for our shuttle tankers, liquefied gas carriers and FSO and FPSO units involve considerable judgment, given the illiquidity of the second-hand market for these types of vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers and shuttle tankers, 20 to 25 years for FPSO units, 20 to 35 years for FSO units, 30 years for LPG carriers and 35 years for LNG carriers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

April 5, 2012

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Other

SEC Comment #2

2. We note a 2010 news article stating that the Teekay TBN vessel was chartered by Singapore Petroleum Co. Ltd. and the Load/Destination is listed as Bandar Mahshahr, Iran. We note also disclosure on page 20 that you have six FSO units and that the major markets for FSO units include the Middle East, a region that can be understood to include Iran, Syria and Sudan. Iran, Syria and Sudan are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, charterers, or other direct or indirect arrangements. For instance, we note 2009 and 2010 articles stating that you chartered one of your vessels to SK Corp. and note from another 2010 article that SK Energy, formerly SK Corp. gets 10% of its crude import from Iran. Please clarify whether SK transports to or from Iran via your vessels.

Response to Comment #2

The response below to this Comment is divided to respond separately to each of the individual points in the Comment:

a.	We note a 2010 news article stating that the Teekay TBN vessel was chartered by Singapore Petroleum Co. Ltd. and the Load/Destination is listed as Bandar Mahshahr, Iran.

Response: The news article is inaccurate. The Company has not chartered a vessel to Singapore Petroleum for load/destination of Bandar Mahshahr, Iran.

April 5, 2012

b.	We note also disclosure on page 20 that you have six FSO units and that the major markets for FSO units include the Middle East, a region that can be understood to include Iran, Syria and Sudan.

Response: The Company has one FSO unit operating in the Middle East Gulf. The FSO unit is time chartered to an Occidental Petroleum affiliate for a project off Qatar. The Company’s other five FSO units are operating in the North Sea, Australia and Thailand.

c.	Iran, Syria and Sudan are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, charterers, or other direct or indirect arrangements.

Response: As described in our Form 20-F under “Results of Operations”, we manage our business and analyze and report on our results of operations on the basis of four segments: the shuttle tanker and FSO segment; the FPSO segment; the liquefied gas segment; and the conventional tanker segment. Of those business segments, only the conventional tanker segment contains vessels that have had any contact with Iran, Syria or Sudan. During 2009, 2010 and 2011, port calls to Iran, Syria and Sudan by vessels owned, chartered-in or managed by the Company represented approximately 0.9%, 1.7% and 1.8%, respectively, of the worldwide port calls of all conventional tankers owned, chartered-in or managed by the Company during those years. These port calls generated revenues of $8.0 million, $14.3 million and $9.8 million for 2009, 2010 and 2011, respectively. Given that the conventional tanker segment represented approximately 37%, on average, of total Company revenues during this period, the percentages of the Company’s total consolidated revenues represented by these port calls were significantly less than the port call percentages above. In addition, excluding port calls to Sudan, the percentages of port calls listed above (i.e., Iran and Syria only) would have been reduced to approximately 0.3% for each of 2009, 2010 and 2011. None of the port calls to Iran, Syria and Sudan involved U.S. persons or U.S. origin products, and the voyages did not originate in or stop in the United States. Thus, the voyages did not contravene the applicable terms of U.S. sanctions imposed on these countries. Additionally, in the past three years, the Company has not had any contracts with any of these countries or, to the best of its knowledge, any Iranian, Syrian or Sudanese party.

Since January 1, 2012, there have been no Iranian or Syrian port calls, and only one Sudanese port call, for vessels owned, chartered-in or managed by the Company. The port call to Sudan did not involve U.S. persons or U.S. origin products, and the voyage did not originate in or stop in the United States. There are no current or future contracted loadings or discharges in Iran, Syria or Sudan.

April 5, 2012

d.	For instance, we note 2009 and 2010 articles stating that you chartered one of your vessels to SK Corp. and note from another 2010 article that SK Energy, formerly SK Corp. gets 10% of its crude import from Iran. Please clarify whether SK transports to or from Iran via your vessels.

Response: The Company has chartered vessels to SK Energy/SK Corporation for the transport of cargoes in and around Australia, the Far East and South Korea. However, no Company vessels have been chartered to SK Energy/SK Corporation to transport cargoes to or from Iran.

SEC Comment #3

3. In this respect, we note disclosure on page 11 that three international oil companies accounted for 38% of your 2010 revenues. Please tell us who these three companies are.

Response to Comment #3

The three international oil companies that accounted for 38% of the Company’s 2010 revenues are Statoil ASA, Petroleo Brasileiro SA and BP PLC.

SEC Comment #4

4. Please discuss the impact of the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 on your Company and business operations.

Response to Comment #4

Neither the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (“CISADA”) nor Executive Order 13590 has had or will have a significant impact on the Company and its business operations because the Company has complied with these U.S. sanctions since their enactment. Since July 10, 2010, no vessels owned, chartered-in or managed by the Company have been involved in the delivery or loading of refined petroleum products or petrochemical products (as those terms are defined in CISADA and Executive Order 13590) to or from Iran.

SEC Comment #5

5. Please discuss the materiality of your contacts with Iran, and any contacts with Syria and/or Sudan, described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria or Sudan.

April 5, 2012

Response to Comment #5

As noted above, the Company’s only contacts with Iran, Syria and Sudan historically have been through very limited port calls by vessels owned, chartered-in or managed by the Company, and the Company has no current or future contracted loadings or discharges in Iran, Syria or Sudan. As indicated in our response to Comment #2, the Company’s contacts with Iran, Syria and Sudan have been immaterial in quantitative terms. On a qualitative basis, we do not believe that the Company’s contacts with Iran, Syria and Sudan have been or are sufficient to damage the Company’s reputation or share price or to affect a reasonable investor’s investment decision.

SEC Comment #6

6. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria and/or Sudan.

Response to Comment #6

As noted above in our response to Comment 2(c), only vessels that were in our conventional tanker business unit have ever made port calls in Iran, Syria or Sudan. The Company’s recent conventional vessel time charters, and similar contracts relating to the use of the Company’s conventional vessels, include specific provisions precluding any trade that would violate U.S. sanctions. The Company’s voyage charter contracts—namely the contracts relating to the delivery of an oil cargo from one port to another—would not be entered into for transport to or from these three countries, and include an express warranty that the charterer will comply with current trade sanctions against Iran and that the cargo will not be of Iranian origin.

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 5, 2012

If you would like to discuss any of the matters contained in this letter, please feel free to contact us.

Sincerely,

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)